UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for June 8, 2015

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Sasol President and CEO to transition into an advisory role in July 2016


Sasol Limited(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

Sasol President and CEO to transition into an advisory role in July 2016

Sasol today announced that its President and CEO, David
Constable, has decided not to extend his contract of employment with the Company, which expires on 31 May 2016, for a further term beyond 30 June 2016, being the end of the Company's next financial year.

With the board's support, Mr Constable initiated an extensive business performance enhancement programme, and drove the Company's growth ambitions in Southern Africa and North America. To support Sasol's mega-projects, the board has agreed that a special advisory services agreement be entered into with Mr Constable for the 2017 financial year.

"When David was appointed in 2011, he prioritised a reduction in organisational complexity and drove an ambitious growth programme. Coupled with global socio-economic challenges, we required a leader with a long-term view to ensure the Company's sustained competitive advantage," said Dr Mandla Gantsho, Sasol's Chairman.

Dr Gantsho added: "The board has a detailed succession plan and structured process in place for the position of the President and CEO of the Company. With twelve months at our disposal, I'm confident that the groundwork we initiated some time ago will enable the board to identify and appoint an accomplished leader who is best-suited to take Sasol to the next level. Further announcements in this regard will follow in the new financial year."

"Looking back, I could never have imagined that my time at Sasol would pass so quickly and be filled with so many exciting milestones. It has been an extraordinary experience working with a supportive board, a dedicated management team, and committed colleagues and partners. I am very proud of the progress we have made together towards our goal of ensuring Sasol's long-term sustainability and success. As I close out the final twelve months of my tenure, I look forward to driving the Company's 2016 financial year priorities, as we embed the group-wide change programme we embarked upon four years ago," said Mr Constable.


8 June 2015
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date June 8, 2015		By: 	/s/ V D Kahla
				Name: 	Vuyo Dominic Kahla
				Title: 	Company Secretary